SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 9, 2013

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2013

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 13-055E
3:00 P.M. JST, May 9, 2013

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2013

Tokyo, May 9, 2013 -- Sony Corporation today announced its consolidated financial results for the fiscal year ended March 31, 2013 (April 1, 2012 to March 31, 2013).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013*
Sales and operating revenue	¥6,493.2	¥6,800.9	+4.7%	$72,349
Operating income (loss)	(67.3)	230.1	-	2,448
Income (loss) before income taxes	(83.2)	245.7	-	2,614
Net income (loss) attributable to Sony Corporation’s stockholders	(456.7)	43.0	-	458
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(455.03)	¥42.80	-	$0.46
- Diluted	(455.03)	40.19	-	0.43

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 94 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of March 31, 2013.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications (“Sony Mobile”) segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are reclassified in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other.  The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details regarding segment and category changes, see page 15.

In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2012 have been restated to conform to the current fiscal year’s presentation.

The average foreign exchange rates during the fiscal years ended March 31, 2012 and March 31, 2013 are presented below.

	Fiscal year ended March 31
	2012	2013	Change
The average rate of yen
1 U.S. dollar	¥78.1	¥83.1	6.1%	（yen depreciation）
1 Euro	107.5	107.2	0.3	（yen appreciation）

Consolidated Results for the Fiscal Year Ended March 31, 2013

Sales were 6,800.9 billion yen (72,349 million U.S. dollars), an increase of 4.7% compared to the previous fiscal year (“year-on-year”).  This increase was primarily due to the impact of consolidating Sony Mobile Communications AB (“Sony Mobile”, formerly known as Sony Ericsson Mobile Communications AB (“Sony Ericsson”)) as a wholly-owned subsidiary, the favorable impact of foreign exchange rates and an increase in financial services revenue in the Financial Services segment.  Partially offsetting the increase in sales was a decrease in unit sales of key electronics products and the negative impact resulting from the sales of the small- and medium-sized display business and the chemical products related business.  On a constant currency basis, sales increased 2% year-on-year.  For further details about sales on a constant currency basis, see Note on page 11.  On a pro forma basis, had Sony Mobile been fully consolidated for the entire previous fiscal year, consolidated sales would have decreased approximately 2% year-on-year.

Operating income of 230.1 billion yen (2,448 million U.S. dollars) was recorded, compared to an operating loss of 67.3 billion yen in the previous fiscal year.  This significant improvement was primarily due to the recording of sale and remeasurement gains associated with the sale of assets undertaken as a part of Sony’s efforts to transform its business portfolio and strengthen its financial structure, a decrease in losses from Televisions in accordance with the Television Profitability Improvement Plan, and an improvement in the operating results of the Devices segment, the Financial Services segment and the Pictures segment.  Operating results of the MP&C segment, the Game segment and the IP&S segment deteriorated.  A 102.3 billion yen remeasurement gain associated with obtaining control of Sony Mobile was recorded in the MP&C segment in the previous fiscal year.

Included in the gains on sale of assets recorded in operating income for the fiscal year ended March 31, 2013 were a 122.2 billion yen (1,300 million U.S. dollars) gain from the sale of certain shares of M3, Inc. (“M3”) and the subsequent remeasurement of Sony’s remaining interest in M3, formerly a consolidated subsidiary, in All Other, a 691 million U.S. dollar (65.5 billion yen) gain on the sale of Sony’s U.S. headquarters building at 550 Madison Avenue in New York City (“Sony’s U.S. headquarters building”) and a 42.3 billion yen (450 million U.S. dollars) gain on the sale of the “Sony City Osaki” office building and premises (“Sony City Osaki”) in Tokyo in Corporate and Elimination, and a 9.1 billion yen (97 million U.S. dollar) gain on the sale of the chemical products related business in the Devices segment.  (For business segment information, please see F-6.)

Restructuring charges, net, increased 22.7 billion yen year-on-year to 77.5 billion yen (824 million U.S. dollars).  The charges in the current fiscal year were primarily related to restructuring initiatives in both the electronics businesses and Sony’s headquarters.

Operating results for the current fiscal year included a net benefit of 40.0 billion yen (425 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the floods in Thailand (the “Floods”), which took place in the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, decreased 114.7 billion yen year-on-year to 6.9 billion yen (74 million U.S. dollars).  This improvement was primarily due to the absence of equity in net loss for S-LCD Corporation (“S-LCD”) of 64.1 billion yen and equity in net loss for Sony Ericsson of 57.7 billion yen, which were both accounted for under the equity method in the previous fiscal year.

The net effect of other income and expenses was income of 15.6 billion yen (166 million U.S. dollars) in the current fiscal year, compared to an expense of 15.9 billion yen in the previous fiscal year.  This improvement was primarily due to an increase in gain on sale of securities investments partially offset by an increase in net foreign exchange loss.  The sale of securities investments in the current fiscal year included a 40.9 billion yen (435 million U.S. dollars) gain on the sale of Sony’s shares in DeNA Co., Ltd. (“DeNA”), which were sold in March 2013.

Income before income taxes of 245.7 billion yen (2,614 million U.S. dollars) was recorded, compared to a loss of 83.2 billion yen recorded in the previous fiscal year.

Income taxes: During the current fiscal year, Sony recorded 141.5 billion yen (1,506 million U.S. dollars) of income tax expense.  As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses, and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current fiscal year exceeded the Japanese statutory tax rate. Income tax expense decreased 173.7 billion yen as compared to the previous fiscal year, which was primarily due to a non-cash charge recorded in the previous fiscal year to establish a valuation allowance of 260.3 billion yen against certain deferred tax assets held by subsidiaries in the U.S., Japan and the U.K.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 43.0 billion yen (458 million U.S. dollars) compared to a net loss of 456.7 billion yen in the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥761.3	¥730.4	-4.1%	$7,770
Operating income	18.6	1.4	-92.3	15

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single-lens cameras; Professional Solutions includes broadcast- and professional-use products.

Sales decreased 4.1% year-on-year (a 7% decrease on a constant currency basis) to 730.4 billion yen (7,770 million U.S. dollars).  This decrease was primarily due to a significant decrease in unit sales of compact digital cameras reflecting a contraction of the low-end of the market as well as a significant decrease in unit sales of video cameras reflecting a contraction of the market, partially offset by significantly higher sales of interchangeable single-lens cameras and the favorable impact of foreign exchange rates.

Operating income decreased 17.2 billion yen year-on-year to 1.4 billion yen (15 million U.S. dollars).  This significant decrease was mainly due to the impact of the above-mentioned decrease in sales and an increase in restructuring charges.  Restructuring charges, net, increased 11.5 billion yen year-on-year to 12.8 billion yen (136 million U.S. dollars).

Game

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥805.0	¥707.1	-12.2%	$7,522
Operating income	29.3	1.7	-94.1	18

Sales decreased 12.2% year-on-year (a 15% decrease on a constant currency basis) to 707.1 billion yen (7,522 million U.S. dollars).  Sales to external customers decreased 22.5% year-on-year.  This significant decrease was primarily due to a decrease in unit sales of PlayStation®3 (“PS3”) hardware and PSP® (PlayStation Portable) (“PSP”) hardware and software, as well as PlayStation®Vita (“PS Vita”) hardware, partially offset by the favorable impact of foreign exchange rates.

Operating income decreased 27.6 billion yen year-on-year to 1.7 billion yen (18 million U.S. dollars).  This significant decrease was primarily due to the above-mentioned decrease in sales of PSP hardware and software as well as the impact of a strategic price reduction for the PS Vita, enacted in Japan in February 2013.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥622.7	¥1,257.6	+102.0%	$13,379
Operating income (loss)	7.2	(97.2)	-	(1,034)

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  The supplemental pro forma financial information related to Sony Mobile is presented to enhance investors’ understanding of Sony’s operating results, is based on estimates and assumptions which Sony believes are reasonable, is not intended to represent or be indicative of what Sony’s operating results would have been had Sony Mobile been a wholly-owned subsidiary for the entire fiscal year ended March 31, 2012, and should not be taken as indicative of Sony’s future operating results.

Sales increased 102.0% year-on-year (a 102% increase on a constant currency basis) to 1,257.6 billion yen (13,379 million U.S. dollars).  This significant increase was primarily due to the impact of consolidating Sony Mobile as a wholly-owned subsidiary, partially offset by lower sales of PCs resulting from a decline in unit sales.

On a pro forma basis, had Sony Mobile been fully consolidated for the entire previous fiscal year, segment sales would have increased approximately 18%.  This significant increase was due to an increase in sales of mobile phones primarily resulting from higher average selling prices, reflecting a product portfolio shift to smartphones from feature phones, and higher unit sales of smartphones, partially offset by lower sales of PCs.

Operating loss of 97.2 billion yen (1,034 million U.S. dollars) was recorded, compared to operating income of 7.2 billion yen in the previous fiscal year.  This significant deterioration was primarily due to the inclusion of a 102.3 billion yen remeasurement gain associated with obtaining control of Sony Mobile in the previous fiscal year, the above-mentioned decrease in sales of PCs and the unfavorable impact of foreign exchange rates.  The depreciation of the yen unfavorably impacted operating results, primarily because the proportion of U.S. dollar-based costs to total costs was higher than the proportion of U.S. dollar-based revenue to total revenue in the MP&C segment.  Restructuring charges, net, increased 3.9 billion yen year-on-year to 5.9 billion yen (63 million U.S. dollars).

On a pro forma basis, had Sony Mobile been fully consolidated for the entire previous fiscal year, operating loss would have been approximately 102.0 billion yen.  This loss does not include the above-mentioned 102.3 billion yen remeasurement gain.  The decrease in operating loss compared to the previous fiscal year on a pro forma basis was primarily due to the impact of the above-mentioned increase in sales of mobile phones, partially offset by the impact of the lower sales of PCs.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥1,283.2	¥994.8	-22.5%	$10,583
Operating loss	(203.2)	(84.3)	-	(897)

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray DiscTM players and recorders, and memory-based portable audio devices.

Sales decreased 22.5% year-on-year (a 25% decrease on a constant currency basis) to 994.8 billion yen (10,583 million U.S. dollars).  This significant decrease was primarily due to a significant decrease in LCD television unit sales.

Operating loss decreased 118.9 billion yen year-on-year to 84.3 billion yen (897 million U.S. dollars).  This significant improvement in operating results was primarily due to the absence of 64.1 billion yen of equity in net loss for S-LCD recorded in the previous fiscal year and reductions in LCD panel related expenses and operating expenses.  Included in the reduction of LCD panel related expenses was the impact of not having incurred any expenses for the low capacity utilization of S-LCD in the current fiscal year.  The above initiatives were conducted in accordance with the Television Profitability Improvement Plan announced in November 2011.  Restructuring charges, net, increased 7.0 billion yen year-on-year to 12.4 billion yen (132 million U.S. dollars).

In Televisions, sales decreased 30.8% year-on-year to 581.5 billion yen (6,186 million U.S. dollars) and operating loss* decreased 137.9 billion yen year-on-year to 69.6 billion yen (740 million U.S. dollars).

* The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥1,026.6	¥848.6	-17.3%	$9,027
Operating income (loss)	(22.1)	43.9	-	467

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 17.3% year-on-year (a 20% decrease on a constant currency basis) to 848.6 billion yen (9,027 million U.S. dollars).  This significant decrease was primarily due to the sales of the small- and medium-sized display business and the chemical products related business, partially offset by the favorable impact of foreign exchange rates and a significant increase in sales of image sensors reflecting higher demand for mobile products.

Excluding the impact of the sales of the small- and medium-sized display business and the chemical products related business, overall segment sales were essentially flat year-on-year.

Operating income of 43.9 billion yen (467 million U.S. dollars) was recorded, compared to an operating loss of 22.1 billion yen in the previous fiscal year.  This significant improvement was primarily due to the recording of a 19.2 billion yen expense associated with the sale of the small- and medium-sized display business in the previous fiscal year, the above-mentioned increase in sales of image sensors, and the recording of a 9.1 billion yen (97 million U.S. dollars) gain on the sale of the chemical products related business.  The net benefit from insurance recoveries related to damages and losses incurred from the Floods increased year-on-year.  Restructuring charges, net, decreased 8.2 billion yen year-on-year to 19.1 billion yen (203 million U.S. dollars).

*    *    *    *    *

Total inventory of the five Electronics* segments above as of March 31, 2013 was 622.9 billion yen (6,626 million U.S. dollars), a decrease of 4.3 billion yen, or 0.7% year-on-year.  Inventory decreased by 59.9 billion yen, or 8.8% compared with the level as of December 31, 2012.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥657.7	¥732.7	+11.4%	$7,795
Operating income	34.1	47.8	+40.1	509

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 11.4% year-on-year (a 4% increase on a constant currency (U.S. dollar) basis) to 732.7 billion yen (7,795 million U.S. dollars).  The significant increase in sales was primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and significantly higher theatrical revenues from the current year’s film slate, partially offset by the sale of a participation interest in Spider-Man merchandising rights in the previous fiscal year.  Films that significantly contributed to the higher theatrical revenues included Skyfall and The Amazing Spider-Man.  Television revenues also increased primarily due to higher subscription revenues from SPE’s television networks and higher home entertainment revenues from U.S. made-for-cable television programming.

Operating income increased 13.7 billion yen year-on-year to 47.8 billion yen (509 million U.S. dollars).  This significant increase was primarily due to the stronger performance of the current year’s film slate and lower theatrical marketing expenses, partially offset by 21.4 billion yen of operating income generated from the above-mentioned sale of an interest in Spider-Man merchandising rights in the previous fiscal year.  The performance of the current year’s film slate reflects the strong theatrical performance of the two films mentioned above, partially offset by the underperformance of Total Recall.  The segment results also benefitted from higher home entertainment revenues from U.S. made-for-cable television programming.

On March 20, 2013, Sony completed the acquisition of an additional 32.39% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India.  As a result of this transaction, Sony’s total equity interest in MSM increased to 94.39%.  The aggregate cash consideration for the additional shares was 271 million U.S. dollars, of which 145 million U.S. dollars was paid at the closing of the transaction.  An additional 42 million U.S. dollars was paid on April, 15, 2013.  The remaining 84 million U.S. dollars will be paid in two equal annual installments of 42 million U.S. dollars on April 15, 2014 and April 15, 2015.

Music

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥442.8	¥441.7	-0.2%	$4,699
Operating income	36.9	37.2	+0.9	396

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales were essentially flat year-on-year (a 4% decrease on a constant currency basis) at 441.7 billion yen (4,699 million U.S. dollars).  This was due to the continued worldwide contraction of the physical music market and the impact of a larger number of successful releases in Japan in the previous fiscal year, offset by the favorable impact of the depreciation of the yen against the U.S. dollar, and growth in digital revenue.  Best-selling titles included One Direction’s Take Me Home and Up All Night, P!nk’s The Truth about Love, and Justin Timberlake’s The 20/20 Experience.

Operating income increased 0.3 billion yen year-on-year to 37.2 billion yen (396 million U.S. dollars).  Operating income was essentially flat primarily due to the growth in digital revenue, lower restructuring costs and the favorable impact of the depreciation of the yen against the U.S. dollar, offset by the above-mentioned lower sales in Japan, and the recognition of a benefit related to digital license revenues and a favorable U.S. legal settlement concerning copyright infringement in the previous fiscal year.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Financial services revenue	¥871.9	¥1,007.7	+15.6%	$10,721
Operating income	131.4	145.8	+10.9	1,551

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”)  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 15.6% year-on-year to 1,007.7 billion yen (10,721 million U.S. dollars) primarily due to a significant increase in revenue at Sony Life.  Revenue at Sony Life increased 18.5% year-on-year to 921.8 billion yen (9,807 million U.S. dollars).  This increase was primarily due to a significant increase in insurance premium revenue reflecting a steady increase in policy amount in force and significantly improved investment performance in the separate account resulting primarily from a significant rise in the Japanese stock market compared to the previous fiscal year.

Operating income increased 14.4 billion yen year-on-year to 145.8 billion yen (1,551 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Life, partially offset by an increase in foreign exchange losses on foreign-currency denominated customer deposits at Sony Bank.  Operating income at Sony Life increased 26.1 billion yen year-on-year to 160.9 billion yen (1,712 million U.S. dollars).  This increase was primarily due to a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance and an improvement in investment performance in the general account, driven primarily by the above-mentioned improvement in the Japanese stock market.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14.

Operating Activities: During the current fiscal year, there was a net cash inflow of 481.5 billion yen (5,122 million U.S. dollars) from operating activities, a decrease of 38.0 billion yen, or 7.3% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 38.5 billion yen (409 million U.S. dollars) for the current fiscal year, a decrease of 137.6 billion yen, or 78.2% year-on-year.  This decrease was primarily due to the negative impact of a larger decrease in notes and accounts payable, trade, and the receipt of an advance payment from a commercial customer during the previous fiscal year.  This was partially offset by the positive impact of a decrease in other receivables from third-party original equipment and design manufacturers, included in other current assets, compared to an increase in the previous fiscal year, and a larger decrease in notes and accounts receivable, trade and inventories.

The Financial Services segment had a net cash inflow of 448.6 billion yen (4,773 million U.S. dollars), an increase of 97.8 billion yen, or 27.9% year-on-year.  This increase was primarily due to the contribution from insurance premium revenue reflecting the steady increase in policy amount in force at Sony Life.

Investing Activities: During the current fiscal year, Sony used 705.3 billion yen (7,503 million U.S. dollars) of net cash in investing activities, a decrease of 177.6 billion yen, or 20.1% year-on-year.

For all segments excluding the Financial Services segment, 49.8 billion yen (530 million U.S. dollars) was used, a decrease of 271.7 billion dollars, or 84.5% year-on-year.  This decrease was primarily due to an increase in cash inflow from the sale of fixed assets year-on-year, the absence of cash outflow related to the acquisition of Sony Ericsson in the previous fiscal year, a year-on-year decrease in the amount of purchases of fixed assets, and cash inflow from the sale of the chemical products related business in the current fiscal year.  The sale of Sony City Osaki and Sony’s U.S. headquarters building were included in the sale of fixed assets in the current fiscal year.  Partially offsetting these factors were factors increasing cash outflow such as a year-on-year increase in payments for investments and advances during the current fiscal year, the acquisition of U.S.-based Gaikai Inc. recorded in other investing activities in the current fiscal year and a year-on-year decrease in proceeds from the sale of securities investments.  An investment in Olympus Corporation in the current fiscal year is included in investments and advances.  The sale of Sony’s shares of S-LCD in the previous fiscal year and the sale of Sony’s shares of DeNA in the current fiscal year are included in sales or return of investments and collections of advances.

The Financial Services segment used 655.9 billion yen (6,977 million U.S. dollars) of net cash, an increase of 100.6 billion yen, or 18.1% year-on-year.  This increase was mainly due to a decrease in proceeds from sales or return of investments and collections of advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current fiscal year was 11.3 billion yen (121 million U.S. dollars), a decrease of 134.1 billion yen, or 92.2% year-on-year.

Financing Activities: During the current fiscal year, 83.2 billion yen (885 million U.S. dollars) of net cash and cash equivalents was generated by financing activities, a decrease of 174.2 billion yen, or 67.7% year-on-year.

For all segments excluding the Financial Services segment, there was a 155.7 billion yen (1,656 million U.S. dollars) net cash outflow, compared to a 31.3 billion yen net cash inflow in the previous fiscal year.  The cash outflow in the current fiscal year was primarily due to increased net redemptions of corporate bonds and repayments of borrowings from financial institutions compared with the previous fiscal year, and the execution of a tender offer for shares of So-net Entertainment Corporation, exceeding cash inflow factors such as the issuance of convertible bonds.

In the Financial Services segment, financing activities generated 233.6 billion yen (2,485 million U.S. dollars) of net cash, an increase of 21.1 billion yen, or 9.9% year-on-year.  This increase was primarily due to a larger increase in customer deposits at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2013 was 826.4 billion yen (8,791 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 624.8 billion yen (6,647 million U.S. dollars) at March 31, 2013, a decrease of 94.6 billion yen, or 13.2% compared with the balance as of March 31, 2012, and an increase of 63.7 billion yen, or 11.4% compared with December 31, 2012.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 806.1 billion yen (8,575 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2013.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 201.6 billion yen (2,144 million U.S. dollars) at March 31, 2013, an increase of 26.4 billion yen, or 15.1% percent when compared with the balance as of March 31, 2012, and an increase of 64.6 billion yen, or 47.2% when compared with the balance as of December 31, 2012.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	2013

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥519.5	¥481.5	$5,122
Net cash used in investing activities reported in the consolidated statements of cash flows	(882.9)	(705.3)	(7,503)
	(363.3)	(223.8)	(2,381)

Less: Net cash provided by operating activities within the Financial Services segment	350.9	448.6	4,773
Less: Net cash used in investing activities within the Financial Services segment	(555.3)	(655.9)	(6,977)
Eliminations *2	13.6	5.2	56

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(145.4)	¥(11.3)	$(121)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Consolidated Results for the Fourth Quarter Ended March 31, 2013

For Consolidated Statements of Income and Business Segment Information for the fourth quarter ended March 31, 2013 and 2012, please refer to pages F-3 and F-7 respectively. Sony Mobile was consolidated as a wholly-owned subsidiary beginning February 16, 2012 and therefore 1.5 months of Sony Mobile results are included in the previous fiscal year’s fourth quarter and 3 months of Sony Mobile results are included in the current quarter as a wholly-owned subsidiary.

Sales for the fourth quarter ended March 31, 2013 increased 8.3% year-on-year to 1,733.0 billion yen (18,436 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates and the impact of the consolidation of Sony Mobile as a wholly-owned subsidiary for the entire fourth quarter of the current fiscal year, partially offset by a significant decrease in LCD Television unit sales and the negative impact from the sales of the small- and medium sized display business and chemical products related business.  On a pro forma basis, had Sony Mobile been fully consolidated for the entire fourth quarter of the previous fiscal year, consolidated sales would have increased by approximately 6% year-on-year.

During the current quarter, the average rates of the yen were 92.4 yen against the U.S. dollar and 121.9 yen against the euro, which were 15.2% and 15.9% lower, respectively, as compared with the same quarter of the previous fiscal year.  On a constant currency basis, consolidated sales decreased by 3%.  For further details about sales on a constant currency basis, see Note on page 11.

In the IP&S segment, sales were essentially flat, primarily because the favorable impact of foreign exchange rates was offset by lower unit sales of video cameras and compact digital cameras.  In the Game segment, overall segment sales were essentially flat as an increase in PS3 software and hardware sales was offset by a decrease in PS Vita hardware sales.  In the MP&C segment, sales increased significantly primarily due to the impact of the consolidation of Sony Mobile for the entire current quarter.  In the HE&S segment, sales decreased significantly primarily due to lower unit sales of LCD televisions.  In the Devices segment, sales decreased significantly mainly due to the impact of the sales of the small- and medium-sized display business and the chemical related products business.  In the Pictures segment, sales significantly increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, sales decreased due to lower theatrical revenues as a result of a smaller number of films being released in the fourth quarter of the current fiscal year as compared to the same quarter of the previous fiscal year, partially offset by higher subscription revenues from SPE’s television networks.  In the Music segment, sales significantly increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and growth in digital revenue, partially offset by the continued worldwide contraction of the physical music market.  The best-selling album in the current quarter was Justin Timberlake’s The 20/20 Experience.  In the Financial Services segment, financial revenue significantly increased primarily due to a significant increase in insurance premium revenue at Sony Life.

Operating income of 147.1 billion yen (1,565 million dollars) was recorded, compared to an operating loss of 1.4 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the recording of gains on sales and remeasurement gains associated with the sale of assets undertaken as a part of Sony’s efforts to transform its business portfolio and strengthen its financial structure, partially offset by a significant decline in the operating income of the MP&C segment.  The gain from the sale of certain shares of M3 and the subsequent remeasurement of Sony’s remaining interest in M3, the gain on the sale of Sony’s U.S. headquarters building, and the gain on the sale of Sony City Osaki were included in the current quarter.

In the IP&S segment, operating loss increased year-on-year primarily due to a decrease in sales of video cameras and compact digital cameras.  In the Game segment, operating loss decreased significantly year-on-year primarily due to the increase in sales of PS3 software.  In the MP&C segment, operating results significantly deteriorated year-on-year primarily due to the recording of the remeasurement gain associated with obtaining control of Sony Mobile in the same quarter of the previous fiscal year. In the HE&S segment, operating loss decreased significantly year-on-year primarily due to a reduction of operating expenses.  In the Devices segment, operating results deteriorated significantly compared to the previous fiscal year primarily due to the recording of a smaller net benefit year-on-year from insurance recoveries related to the Floods.  In the Pictures segment, operating income increased primarily due to lower theatrical marketing expenses resulting from a smaller number of theatrical releases in the current quarter as compared to the same quarter of the previous fiscal year, the favorable impact of the depreciation of the yen against the U.S. dollar, and higher revenues from SPE’s television networks.  In the Music segment, operating income increased primarily due to lower talent costs and the favorable impact of the depreciation of the yen against the U.S. dollar. In the Financial Services segment, operating income increased primarily due to a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 38.0 billion yen (405 million U.S. dollars) for the current quarter compared to 19.7 billion yen for the same quarter of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, decreased 6.0 billion yen year-on-year to 3.2 billion yen (34 million U.S. dollars).  This improvement was primarily due to the recording of equity in net loss for Sony Ericsson of 11.5 billion yen in the same quarter of the previous fiscal year.

The net effect of other income and expenses was income of 40.0 billion yen (426 million U.S. dollars), an improvement of 39.1 billion yen year-on-year.  This increase was primarily due to an increase in gain on sale of securities investments, resulting from the above-mentioned sale of Sony’s shares of DeNA.

Income before income taxes of 187.2 billion yen (1,991 million U.S. dollars) was recorded, compared to a loss of 0.5 billion yen recorded in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded 73.6 billion yen (782 million U.S. dollars) of income tax expense.  As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate. Income tax expense decreased 166.8 billion yen as compared to the same quarter of the previous fiscal year, which was primarily due to a non-cash charge recorded in the previous fiscal year to establish a valuation allowance of 260.3 billion yen against certain deferred tax assets held by subsidiaries in the U.S., Japan and the U.K.

Net income attributable to Sony Corporation’s stockholders was 93.9 billion yen (999 million U.S. dollars), compared to a net loss of 255.2 billion yen in the same quarter of the previous fiscal year.

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year or the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year or the the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year ending March 31, 2014

The forecast for consolidated results for the fiscal year ending March 31, 2014 is as follows:

	(Billions of yen)
	March 31, 2013 Results	Current Forecast	Change from March 31, 2013 Results
Sales and operating revenue	¥6,800.9	¥7,500	+10.3%
Operating income	230.1	230	-0.0
Income before income taxes	245.7	210	-14.5
Net income attributable to Sony Corporation’s stockholders	43.0	50	+16.2

Assumed foreign currency exchange rates: approximately 90 yen to the U.S. dollar and approximately 120 yen to the euro.

Consolidated sales for the fiscal year ending March 31, 2014 are expected to increase significantly year-on-year primarily due to the depreciation of the yen and an increase in sales in the electronics businesses.

Although sales gains and remeasurement gains from asset sales were recorded in the fiscal year ended March 31, 2013, operating income is expected to remain essentially flat due to the impact of the increase in sales and the improvement of operating results in the electronics businesses.

Restructuring charges are expected to be approximately 50 billion yen for the Sony group in the fiscal year ending March 31, 2014, compared to 77.5 billion yen recorded in the fiscal year ended March 31, 2013.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

The forecast for each business segment is as follows:

Imaging Products & Solutions

Overall segment sales are expected to increase due to a significant increase in sales of broadcast- and professional-use products and interchangeable single-lens cameras.  Operating income is expected to increase significantly due to the impact of the increase in sales.

Game

Sales are expected to increase significantly primarily due to the planned introduction of the PlayStation®4 (“PS4TM”) in the fiscal year ending March 31, 2014.  Operating income is expected to be essentially flat year-on-year primarily due to an increase in research and development expenses and marketing expenses related to the introduction of the PS4, offset by the impact of the above-mentioned increase in sales.

Mobile Products & Communications

Overall segment sales are expected to increase significantly primarily due to an anticipated significant increase in unit sales of smartphones and the introduction of high value-added models, as well as due to the introduction of high value-added PCs.  Operating results are expected to significantly improve primarily due to the impact of the increase in sales.

Home Entertainment & Sound

Overall segment sales are expected to increase significantly primarily due to an anticipated significant increase in LCD television sales resulting from the introduction of high value-added models with enhanced product appeal and a concurrent increase in unit sales.  Operating results are expected to significantly improve, and a profit is expected to be recorded, primarily due to the impact of the increase in sales, mainly of LCD televisions, and further reductions in costs.

Devices

Overall segment sales are expected to remain essentially flat year-on-year primarily due to an expected significant increase in sales of image sensors and battery-related products, offset by the impact of the sale of the chemical products related business in the fiscal year ended March 31, 2013.  Operating income is expected to decrease significantly primarily due to the recording of a net benefit from insurance recoveries related to damages and losses incurred from the Floods and a gain on the sale of the chemical products related business in the fiscal year ended March 31, 2013.

Pictures

Sales are expected to increase significantly due to the depreciation of the yen against the U.S. dollar in the assumed foreign exchange rates for the fiscal year ending March 31, 2014.  On a U.S. dollar basis, sales are expected to be essentially flat year-on-year with continued growth in television revenues offset by lower theatrical and home entertainment revenues compared to the previous fiscal year in which several major releases performed well.  Operating income is expected to be essentially flat year-on-year on both a yen and a U.S. dollar basis as the positive impact of the increased television revenues is offset by lower theatrical and home entertainment revenues and an increase in investment in new television programming.

Music

Although the physical music market is expected to continue its worldwide contraction, sales are expected to increase primarily due to the year-on-year depreciation of the yen in the assumed foreign exchange rates and an increase in digital revenue.  Operating income is expected to increase slightly due to the above-mentioned reasons for the increase in sales.

Financial Services

Although the financial services business is expected to continue to steadily expand, financial services revenue and operating income are expected to be essentially flat year-on-year because the impact from fluctuations in the stock market, such as the increase in revenue and operating income seen in the fiscal year ended March 31, 2013, is not incorporated into the forecast.  In the fiscal year ended March 31, 2013, revenue and operating income at Sony Life increased primarily due to the improved performance of the Japanese stock market.

The effects of gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the fiscal year ending March 31, 2014 is as per the table below.

	(Billions of yen)
	March 31, 2013 Results	Current Forecast	Change from March 31, 2013 Results
Capital expenditures (addition to property, plant and equipment)	¥188.6	¥180	-4.6%
Depreciation and amortization*	330.6	330	-0.2
[for property, plant and equipment (included above)	199.2	200	+0.4	]
Research and development expenses	473.6	450	-5.0

* The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Management Focus and Topics

■
Consolidated sales for the fiscal year ended March 31, 2013 increased year-on-year, and operating results improved significantly.  Sales increased primarily due to the impact of fully consolidating Sony Mobile Communications AB in February 2012, where smartphone unit sales increased year-on-year.  This increase in sales was partially offset by lower unit sales of key products in the five Electronics* segments (“Electronics”).  The significant improvement in consolidated operating results was primarily due to the recording of over 200 billion yen in gains associated with sales of assets undertaken as a part of Sony’s efforts to transform its business portfolio and strengthen its financial structure, in addition to the strong performance of the Financial Services and Pictures segments.  Although operating results in Electronics improved compared with the fiscal year ended March 31, 2012, an operating loss was recorded for the fiscal year ended March 31, 2013 and is a continuing focus.

■
The new management team appointed in April 2012 has executed a variety of measures meant to revitalize and grow Sony’s electronics businesses and create new value, while, at the same time, further growing the Pictures, Music and Financial Services segments, which continuously contribute to Sony’s operating income.  Sony has implemented investments for growth such as expanding production capacity for its cutting-edge and competitive CMOS image sensors and acquiring U.S.-based Gaikai Inc. to strengthen the game business.  Sony has also implemented business divestitures such as the sale of the chemical products related business and the sales of assets such as Sony’s U.S. headquarters building at 550 Madison Avenue in New York City to transform its business portfolio and strengthen its financial foundation.  In addition, in the medical business, one of Sony’s growth-focused areas, Sony established a business venture with Olympus Corporation aimed at expanding profits in the mid to long-term.  Sony is engaging in restructuring in order to strengthen its operational platform, is shifting to a slim and dynamic structure, including at sales divisions primarily in matured markets, and is consolidating manufacturing facilities with the goal of further enhancing the efficiency of manufacturing operations in Japan.  Sony has also reduced headcount at its headquarters and support operations as a result of simplifying its organization and enhancing operational efficiency.

■
For the fiscal year ending March 31, 2014, the Pictures, Music and Financial Services segments are expected to continue to generate stable profit, and Sony is working toward the important goals of turning Electronics to profit and further strengthening Sony’s financial foundation.  In order to achieve a return to profit in Electronics, it is especially important for the mobile businesses, particularly smartphones, to demonstrate a significant improvement in operating results and for the television business to turn a profit.  With regards to smartphones, the XperiaTM Z has been enjoying strong consumer acceptance since it went on sale in February 2013 due to its various cutting-edge technologies from the Sony group.  By further accelerating similar initiatives, Sony aims to expand its sales and improve profitability during the fiscal year ending March 31, 2014 in the smartphone market, which is continuing to grow.  The television business progressed more than expected towards its transformation to a profitable structure, and significantly reduced its losses during the fiscal year ended March 31, 2013.  Sony aims to turn the television business to profit during the fiscal year ending March 31, 2014 by continuing to reduce costs and strengthening product appeal through such means as improving the picture and sound quality of full HD models and adding 4K LCD TVs to the product line-up.

In the fiscal year ended March 31, 2013, Sony invested in growth areas, transformed its business portfolio, strengthened its financial foundation and implemented restructuring efforts with a sense of urgency.  In the fiscal year ending March 31, 2014, Sony will work to further transform itself and continue the current speed of change.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Management Policy

On April 12, 2012, Sony announced a series of strategic initiatives to be introduced under the new management team appointed on April 1, 2012.  By implementing a rapid decision-making approach that draws on the strengths of the entire Sony group as “One Sony,” Sony aims to revitalize and grow its electronics businesses to generate new value, while further strengthening the stable business foundations of the entertainment and financial services businesses.  For further details about Sony’s initiatives during the fiscal year ended March 31, 2013, see the “Management Focus and Topics” section above.

For details of this strategy, please refer to the press release announced on April 12, 2012 available at the following website: http://www.sony.net/SonyInfo/News/Press/201204/12-056E/

*    *    *    *    *

 (Supplemental Information)

In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and impairments of long-lived assets, is not a presentation in accordance with U.S. GAAP, but is presented to enhance investors’ understanding of Sony’s operating results by providing an alternative measure that may be useful in understanding Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

Consolidated Financial Results for the Fiscal year Ended March 31, 2013, as Adjusted

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change in yen	2013
Operating income (loss)*1	¥(67.3)	¥230.1	-%	$2,448
Less: Equity in net loss of affiliated companies*2	(121.7)	(6.9)	-	(74)
Add: Restructuring charges recorded within operating expenses*3	54.8	77.5	+41.5	824
Add: Impairments of long-lived assets*4	29.3	8.6	-70.5	92
Operating income, as adjusted*1	¥138.5	¥323.1	+133.3%	$3,438

*1
The operating loss and operating income, as adjusted, for the fiscal year ended March 31, 2012, includes a gain of 102.3 billion yen due to the remeasurement of the 50% equity interest Sony owned in Sony Mobile prior to the acquisition described above.  The operating income and operating income, as adjusted, for the fiscal year ended March 31, 2013, includes a gain of 122.2 billion yen related to the sale of cetain M3 shares and the subsequent remeasurement of Sony’s remaining interest in M3, a gain of 65.5 billion yen on the sale of Sony’s U.S. headquarters building at 550 Madison Avenue in New York City, and a gain of 42.3 billion yen on the sale of Sony City Osaki.

*2
Equity in net loss of affiliated companies for the fiscal year ended March 31, 2012 includes a total loss of 60.0 billion yen, including a  impairment loss on Sony's shares of S-LCD which were sold in January 2012 and a subsequent foreign currency adjustment, as well as  a 33.0 billion yen valuation allowance (Sony’s 50% share of the 654 million euro valuation allowance which Sony Ericsson recorded under U.S.GAAP against certain of its deferred tax assets in the quarter ended December 31, 2011).  In addition, as Sony sold its shares of S-LCD in January 2012 and acquired Telefonaktiebolaget LM Ericsson’s 50% equity interest in Sony Ericsson with the company becoming a wholly-owned subsidiary of Sony in February 2012, the results of both companies are not included in the equity in net loss of affiliated companies for the actual results of the fiscal year ended March 31, 2013.

*3
Sony is undertaking several structural transformation initiatives to enhance profitability through the implementation of various cost reduction programs as well as the adoption of horizontal platforms.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as other operating (income) expense, net, in the consolidated statement of income.  Sony includes losses due to long-lived asset impairments in restructuring charges when those impairments are directly related to Sony’s current restructuring initiatives.

*4
The 29.3 billion yen in non-cash impairment charges of long-lived assets recorded within operating results for the fiscal year ended March 31, 2012 is related to the fair value of long-lived assets in the LCD television and network business asset group being lower than net book value, with charges of 16.7 billion yen and 12.6 billion yen, respectively.  Substantially all of the 8.6 billion yen in non-cash impairment charges of long-lived assets recorded for the fiscal year ended March 31, 2013 relates to the LCD television asset group.  For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.  For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, primarily related to certain intangible and other long-lived assets, reflected management’s revised forecast over the limited period applicable to the impairment determination.  Sony has not included these losses on impairment in restructuring charges.

See the chart below for further details regarding segment and category changes as of April 1, 2012.  The Audio and Video category includes the previous Home Audio and Video category and memory-based portable audio devices, which were previously included in the Personal Mobile Products category.  The Digital Imaging category changed its name to Digital Imaging Products.  The network services business, previously included in the Game category, and the medical business, previously included in the Professional Solutions category were transferred to All Other.  The former Game category has been changed to the Game segment.  The former Sony Mobile Communications segment has been changed to the Mobile Communications category.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xiv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/12q4_sonypre.pdf

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	March 31	Change from		March 31
ASSETS	2012	2013	March 31, 2012		2013
Current assets:
Cash and cash equivalents	¥894,576	¥826,361		¥-68,215	$8,791
Marketable securities	680,913	697,597		+16,684	7,421
Notes and accounts receivable, trade	840,924	844,117		+3,193	8,980
Allowance for doubtful accounts and sales returns	(71,009)	(67,625)		+3,384	(719)
Inventories	707,052	710,054		+3,002	7,554
Other receivables	202,044	148,142		-53,902	1,576
Deferred income taxes	36,769	44,615		+7,846	475
Prepaid expenses and other current assets	463,693	443,272		-20,421	4,715
Total current assets	3,754,962	3,646,533		-108,429	38,793

Film costs	270,048	270,089		+41	2,873

Investments and advances:
Affiliated companies	36,800	198,621		+161,821	2,113
Securities investments and other	6,282,676	7,118,504		+835,828	75,729
	6,319,476	7,317,125		+997,649	77,842

Property, plant and equipment:
Land	139,413	131,484		-7,929	1,399
Buildings	817,730	778,514		-39,216	8,282
Machinery and equipment	1,957,134	1,934,520		-22,614	20,580
Construction in progress	35,648	47,839		+12,191	509
	2,949,925	2,892,357		-57,568	30,770
Less-Accumulated depreciation	2,018,927	2,030,807		+11,880	21,605
	930,998	861,550		-69,448	9,165

Other assets:
Intangibles, net	503,699	527,507		+23,808	5,612
Goodwill	576,758	643,243		+66,485	6,843
Deferred insurance acquisition costs	441,236	460,758		+19,522	4,902
Deferred income taxes	100,460	107,688		+7,228	1,146
Other	398,030	371,799		-26,231	3,955
	2,020,183	2,110,995		+90,812	22,458

Total assets	¥13,295,667	¥14,206,292	¥	+910,625	$151,131

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥99,878	¥87,894		¥-11,984	$935
Current portion of long-term debt	310,483	156,288		-154,195	1,663
Notes and accounts payable, trade	758,680	572,102		-186,578	6,086
Accounts payable, other and accrued expenses	1,073,241	1,097,253		+24,012	11,673
Accrued income and other taxes	63,396	75,080		+11,684	799
Deposits from customers in the banking business	1,761,137	1,857,448		+96,311	19,760
Other	463,166	469,024		+5,858	4,989
Total current liabilities	4,529,981	4,315,089		-214,892	45,905

Long-term debt	762,226	938,428		+176,202	9,983
Accrued pension and severance costs	309,375	311,469		+2,094	3,314
Deferred income taxes	284,499	373,999		+89,500	3,979
Future insurance policy benefits and other	3,208,843	3,540,031		+331,188	37,660
Policyholders’ account in the life insurance business	1,449,644	1,693,116		+243,472	18,012
Other	240,978	349,985		+109,007	3,723
Total liabilities	10,785,546	11,522,117		+736,571	122,576

Redeemable noncontrolling interest	20,014	2,997		-17,017	32

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	630,923		-	6,712
Additional paid-in capital	1,160,236	1,110,531		-49,705	11,814
Retained earnings	1,084,462	1,102,297		+17,835	11,727
Accumulated other comprehensive income	(842,093)	(641,513)		+200,580	(6,825)
Treasury stock, at cost	(4,637)	(4,472)		+165	(48)
	2,028,891	2,197,766		+168,875	23,380

Noncontrolling interests	461,216	483,412		+22,196	5,143
Total equity	2,490,107	2,681,178		+191,071	28,523
Total liabilities and equity	¥13,295,667	¥14,206,292	¥	+910,625	$151,131

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2012	2013	Change from 2012	2013
Sales and operating revenue:
Net sales	¥5,526,611	¥5,691,216		$60,545
Financial services revenue	868,971	1,004,623		10,687
Other operating revenue	97,630	105,012		1,117
	6,493,212	6,800,851	+4.7%	72,349

Costs and expenses:
Cost of sales	4,386,447	4,485,425		47,717
Selling, general and administrative	1,375,887	1,457,626		15,506
Financial services expenses	736,050	855,971		9,106
Other operating (income) expense, net	(59,594)	(235,219)		(2,502)
	6,438,790	6,563,803	+1.9	69,827

Equity in net loss of affiliated companies	(121,697)	(6,948)	-	(74)

Operating income (loss)	(67,275)	230,100	-	2,448

Other income:
Interest and dividends	15,101	21,987		234
Gain on sale of securities investments, net	671	41,781		444
Other	7,706	4,888		52
	23,478	68,656	+192.4	730

Other expenses:
Interest	23,432	26,657		283
Loss on devaluation of securities investments	3,604	7,724		82
Foreign exchange loss, net	5,089	10,360		110
Other	7,264	8,334		89
	39,389	53,075	+34.7	564

Income (loss) before income taxes	(83,186)	245,681	-	2,614

Income taxes	315,239	141,505		1,506

Net income (loss)	(398,425)	104,176	-	1,108

Less - Net income attributable to noncontrolling interests	58,235	61,142		650

Net income (loss) attributable to Sony Corporation’s	¥(456,660)	¥43,034	-%	$458
stockholders

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥(455.03)	¥42.80	-%	$0.46
— Diluted	(455.03)	40.19	-	0.43

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	Change from 2012	2013

Net income (loss)	¥(398,425)	¥104,176	-%	$1,108

Other comprehensive income, net of tax –
Unrealized gains on securities	20,557	66,844		711
Unrealized gains on derivative instruments	539	308		3
Pension liability adjustment	(33,173)	(6,623)		(70)
Foreign currency translation adjustments	(17,911)	161,818		1,721

Total comprehensive income (loss)	(428,413)	326,523	-	3,473

Less - Comprehensive income attributable	66,136	82,909		882
to noncontrolling interests

Comprehensive income (loss) attributable	¥(494,549)	¥243,614	-%	$2,591
to Sony Corporation’s stockholders

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended March 31
	2012	2013	Change from 2012	2013
Sales and operating revenue:
Net sales	¥1,290,054	¥1,393,799		$14,827
Financial services revenue	265,335	314,683		3,348
Other operating revenue	45,037	24,547		261
	1,600,426	1,733,029	+8.3%	18,436

Costs and expenses:
Cost of sales	1,108,344	1,151,240		12,247
Selling, general and administrative	354,674	390,730		4,157
Financial services expenses	219,496	261,095		2,777
Other operating (income) expense, net	(89,863)	(220,364)		(2,344)
	1,592,651	1,582,701	-0.6	16,837

Equity in net loss of affiliated companies	(9,187)	(3,183)	-	(34)

Operating income (loss)	(1,412)	147,145	-	1,565

Other income:
Interest and dividends	6,017	10,390		111
Gain on sale of securities investments, net	28	41,597		442
Foreign exchange gain, net	2,347	-		-
Other	1,486	1,991		21
	9,878	53,978	+446.4	574

Other expenses:
Interest	5,888	5,826		62
Loss on devaluation of securities investments	449	247		3
Foreign exchange loss, net	-	4,548		48
Other	2,615	3,314		35
	8,952	13,935	+55.7	148

Income (loss) before income taxes	(486)	187,188	-	1,991

Income taxes	240,431	73,588		782

Net income (loss)	(240,917)	113,600	-	1,209

Less - Net income attributable to noncontrolling interests	14,296	19,692		210

Net income (loss) attributable to Sony Corporation’s	¥(255,213)	¥93,908	-%	$999
stockholders

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥(254.30)	¥92.89	-%	$0.99
— Diluted	(254.30)	80.41	-	0.86

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2012	2013	Change from 2012	2013

Net income (loss)	¥(240,917)	¥113,600	-%	$1,209

Other comprehensive income, net of tax –
Unrealized gains on securities	10,759	27,668		294
Unrealized gains (losses) on derivative instruments	(1,235)	2		0
Pension liability adjustment	(32,216)	(5,248)		(56)
Foreign currency translation adjustments	97,698	115,213		1,226

Total comprehensive income (loss)	(165,911)	251,235	-	2,673

Less - Comprehensive income attributable	20,659	36,591		389
to noncontrolling interests

Comprehensive income (loss) attributable	¥(186,570)	¥214,644	-%	$2,284
to Sony Corporation’s stockholders

Consolidated Statements of Changes in Stockholders’ Equity
						(Millions of yen)

				Accumulated		Sony
				other		Corporation’s
		Additional paid-	Retained	comprehensive	Treasury stock,	stockholders’	Noncontrolling
	Common stock	in capital	earnings	income	at cost	equity	interests	Total equity
Balance at March 31, 2011	¥630,921	¥1,159,666	¥1,566,274	¥(804,204)	¥(4,670)	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	2	2				4	165	169
Stock based compensation		1,838				1,838		1,838

Comprehensive income:
Net income (loss)			(456,660)			(456,660)	58,235	(398,425)
Other comprehensive income, net of tax
Unrealized gains on securities				14,546		14,546	6,011	20,557
Unrealized gains on derivative instruments				539		539		539
Pension liability adjustment				(34,668)		(34,668)	1,495	(33,173)
Foreign currency translation adjustments				(18,306)		(18,306)	395	(17,911)
Total comprehensive income (loss)						(494,549)	66,136	(428,413)

Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(25,090)			(25,090)	(7,760)	(32,850)
Purchase of treasury stock					(79)	(79)		(79)
Reissuance of treasury stock			(61)		112	51		51
Transactions with noncontrolling interests		(1,270)				(1,270)	14,083	12,813
shareholders and other
Balance at March 31, 2012	¥630,923	¥1,160,236	¥1,084,462	¥(842,093)	¥(4,637)	¥2,028,891	¥461,216	¥2,490,107

Balance at March 31, 2012	¥630,923	¥1,160,236	¥1,084,462	¥(842,093)	¥(4,637)	¥2,028,891	¥461,216	¥2,490,107
Exercise of stock acquisition rights							109	109
Stock based compensation		851				851		851

Comprehensive income:
Net income			43,034			43,034	61,142	104,176
Other comprehensive income, net of tax
Unrealized gains on securities				42,179		42,179	24,665	66,844
Unrealized gains on derivative instruments				308		308		308
Pension liability adjustment				(4,983)		(4,983)	(1,640)	(6,623)
Foreign currency translation adjustments				163,076		163,076	(1,258)	161,818
Total comprehensive income						243,614	82,909	326,523

Stock issue costs, net of tax			(18)			(18)		(18)
Dividends declared			(25,181)			(25,181)	(9,195)	(34,376)
Purchase of treasury stock					(35)	(35)		(35)
Reissuance of treasury stock		(155)			200	45		45
Transactions with noncontrolling interests		(50,401)				(50,401)	(51,627)	(102,028)
shareholders and other
Balance at March 31, 2013	¥630,923	¥1,110,531	¥1,102,297	¥(641,513)	¥(4,472)	¥2,197,766	¥483,412	¥2,681,178

Transactions with noncontrolling interests include the tender offer conducted by Sony Corporation to purchase additional shares of its subsidiary So-net Entertainment Corporation and the acquisition of the remaining ownership through a share exchange, which resulted in a decrease in additional paid-in capital of 38,715 million yen.

			(Millions of U.S. dollars)

	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2012	$6,712	$12,343	$11,537	$(8,958)	$(50)	$21,584	$4,907	$26,491
Exercise of stock acquisition rights							1	1
Stock based compensation		9				9		9

Comprehensive income:
Net income			458			458	650	1,108
Other comprehensive income, net of tax
Unrealized gains on securities				449		449	262	711
Unrealized gains on derivative instruments				3		3		3
Pension liability adjustment				(53)		(53)	(17)	(70)
Foreign currency translation adjustments				1,734		1,734	(13)	1,721
Total comprehensive income						2,591	882	3,473

Stock issue costs, net of tax			(0)			(0)		(0)
Dividends declared			(268)			(268)	(98)	(366)
Purchase of treasury stock					(0)	(0)		(0)
Reissuance of treasury stock		(2)			2	0		0
Transactions with noncontrolling interests		(536)				(536)	(549)	(1,085)
shareholders and other
Balance at March 31, 2013	$6,712	$11,814	$11,727	$(6,825)	$(48)	$23,380	$5,143	$28,523

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	2013
Cash flows from operating activities:
Net income (loss)	¥(398,425)	¥104,176	$1,108
Adjustments to reconcile net income (loss) to net cash
provided by operating activities-
Depreciation and amortization, including amortization of deferred	319,594	330,554	3,517
insurance acquisition costs
Amortization of film costs	188,836	208,051	2,213
Stock-based compensation expense	1,952	1,232	13
Accrual for pension and severance costs, less payments	36,647	(16,669)	(177)
Other operating (income) expense, net	(59,594)	(235,219)	(2,502)
(Gain) loss on sale or devaluation of securities investments, net	2,933	(34,057)	(362)
Gain on revaluation of marketable securities held in the financial	(21,080)	(72,633)	(773)
services business for trading purposes, net
(Gain) loss on revaluation or impairment of securities investments held	2,819	(5,689)	(61)
in the financial services business, net
Deferred income taxes	206,694	65,771	700
Equity in net loss of affiliated companies, net of dividends	138,772	8,819	94
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	4,427	55,712	593
Decrease in inventories	29,778	56,987	606
Increase in film costs	(186,783)	(173,654)	(1,847)
Decrease in notes and accounts payable, trade	(59,410)	(206,621)	(2,198)
Increase (decrease) in accrued income and other taxes	(44,635)	12,446	132
Increase in future insurance policy benefits and other	332,728	438,371	4,664
Increase in deferred insurance acquisition costs	(68,634)	(73,967)	(787)
Increase in marketable securities held in the financial services	(39,161)	(25,254)	(269)
business for trading purposes
(Increase) decrease in other current assets	(35,181)	91,762	976
Increase (decrease) in other current liabilities	10,595	(55,830)	(594)
Other	156,667	7,224	76
Net cash provided by operating activities	519,539	481,512	5,122

Cash flows from investing activities:
Payments for purchases of fixed assets	(382,549)	(326,490)	(3,473)
Proceeds from sales of fixed assets	22,661	245,758	2,614
Payments for investments and advances by financial services business	(1,028,150)	(1,046,764)	(11,136)
Payments for investments and advances	(28,021)	(92,364)	(983)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	474,466	400,654	4,262
by financial services business
Proceeds from sales or return of investments and collections of advances	93,165	78,010	830
(other than financial services business)
Proceeds from sales of businesses	8,430	52,756	561
Payment for Sony Ericsson acquisition, net of cash acquired	(71,843)	-	-
Other	28,955	(16,840)	(178)
Net cash used in investing activities	(882,886)	(705,280)	(7,503)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	216,887	159,781	1,700
Payments of long-term debt	(112,043)	(326,164)	(3,470)
Decrease in short-term borrowings, net	(26,158)	(29,683)	(316)
Increase in deposits from customers in the financial services business, net	211,597	232,561	2,474
Proceeds from issuance of convertible bonds	-	150,000	1,596
Dividends paid	(25,078)	(25,057)	(267)
Payment for purchase of So-net shares from noncontrolling interests	-	(55,178)	(587)
Other	(7,869)	(23,079)	(245)
Net cash provided by financing activities	257,336	83,181	885

Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372	770

Net decrease in cash and cash equivalents	(119,836)	(68,215)	(726)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	9,517

Cash and cash equivalents at end of the period	¥894,576	¥826,361	$8,791

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2012	2013	Change	2013

Imaging Products & Solutions
Customers	¥756,625	¥726,774	-3.9%	$7,732
Intersegment	4,692	3,598		38
Total	761,317	730,372	-4.1	7,770

Game
Customers	679,899	527,110	-22.5	5,608
Intersegment	125,067	179,968		1,914
Total	804,966	707,078	-12.2	7,522

Mobile Products & Communications
Customers	622,415	1,220,013	+96.0	12,979
Intersegment	262	37,605		400
Total	622,677	1,257,618	+102.0	13,379

Home Entertainment & Sound
Customers	1,282,728	993,822	-22.5	10,573
Intersegment	428	1,005		10
Total	1,283,156	994,827	-22.5	10,583

Devices
Customers	677,208	583,968	-13.8	6,212
Intersegment	349,360	264,607		2,815
Total	1,026,568	848,575	-17.3	9,027

Pictures
Customers	656,097	732,127	+11.6	7,789
Intersegment	1,624	612		6
Total	657,721	732,739	+11.4	7,795

Music
Customers	430,751	431,719	+0.2	4,593
Intersegment	12,038	9,989		106
Total	442,789	441,708	-0.2	4,699

Financial Services
Customers	868,971	1,004,623	+15.6	10,687
Intersegment	2,924	3,113		34
Total	871,895	1,007,736	+15.6	10,721

All Other
Customers	465,745	532,558	+14.3	5,666
Intersegment	64,598	56,283		598
Total	530,343	588,841	+11.0	6,264

Corporate and elimination	(508,220)	(508,643)	-	(5,411)
Consolidated total	¥6,493,212	¥6,800,851	+4.7%	$72,349

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Operating income (loss)	2012	2013	Change	2013

Imaging Products & Solutions	¥18,592	¥1,436	-92.3%	$15
Game	29,302	1,735	-94.1	18
Mobile Products & Communications	7,246	(97,170)	-	(1,034)
Home Entertainment & Sound	(203,211)	(84,315)	-	(897)
Devices	(22,126)	43,895	-	467
Pictures	34,130	47,800	+40.1	509
Music	36,887	37,218	+0.9	396
Financial Services	131,421	145,807	+10.9	1,551
All Other	(54,082)	91,003	-	969
Total	(21,841)	187,409	-	1,994

Corporate and elimination	(45,434)	42,691	-	454
Consolidated total	¥(67,275)	¥230,100	-%	$2,448

The segment disclosure for the fiscal year ended March 31, 2012 has been restated to reflect the change in the business segment classification discussed in Note 6.  Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

The Mobile Products & Communications (“MP&C”) segment includes the fair value remeasurement gain on Sony’s previously held 50% equity interest in Sony Ericsson upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.  All Other includes the gain on sale and remeasurement related to the shares in M3, Inc. (“M3”).  Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.  In addition, Corporate and elimination includes gains on the sale of Sony’s U.S. headquarters building and land at 550 Madison Avenue in New York City and the “Sony City Osaki” office building and land in Tokyo.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2012 and 2013 were 207,470 million yen and 69,602 million yen, respectively.  The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.  For further details of new segments and categories, see page F-8.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2012	2013	Change	2013

Imaging Products & Solutions
Customers	¥171,758	¥172,505	+0.4%	$1,835
Intersegment	966	1,025		11
Total	172,724	173,530	+0.5	1,846

Game
Customers	148,309	118,782	-19.9	1,264
Intersegment	26,609	53,698		571
Total	174,918	172,480	-1.4	1,835

Mobile Products & Communications
Customers	194,306	337,592	+73.7	3,591
Intersegment	78	15,200		162
Total	194,384	352,792	+81.5	3,753

Home Entertainment & Sound
Customers	232,761	182,528	-21.6	1,942
Intersegment	135	735		8
Total	232,896	183,263	-21.3	1,950

Devices
Customers	161,817	127,603	-21.1	1,357
Intersegment	77,885	36,489		389
Total	239,702	164,092	-31.5	1,746

Pictures
Customers	182,044	207,189	+13.8	2,204
Intersegment	1,394	238		3
Total	183,438	207,427	+13.1	2,207

Music
Customers	103,354	114,807	+11.1	1,221
Intersegment	2,761	2,398		26
Total	106,115	117,205	+10.5	1,247

Financial Services
Customers	265,335	314,683	+18.6	3,348
Intersegment	727	782		8
Total	266,062	315,465	+18.6	3,356

All Other
Customers	126,116	144,949	+14.9	1,542
Intersegment	15,377	12,222		130
Total	141,493	157,171	+11.1	1,672

Corporate and elimination	(111,306)	(110,396)	-	(1,176)
Consolidated total	¥1,600,426	¥1,733,029	+8.3%	$18,436

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Operating income (loss)	2012	2013	Change	2013

Imaging Products & Solutions	¥(2,973)	¥(10,893)	-%	$(116)
Game	(11,528)	(1,592)	-	(17)
Mobile Products & Communications	60,170	(24,601)	-	(262)
Home Entertainment & Sound	(58,004)	(50,545)	-	(538)
Devices	6,536	(11,505)	-	(122)
Pictures	8,509	19,482	+129.0	207
Music	3,207	5,697	+77.6	61
Financial Services	45,657	52,777	+15.6	561
All Other	(23,259)	105,284	-	1,121
Total	28,315	84,104	+197.0	895

Corporate and elimination	(29,727)	63,041	-	670
Consolidated total	¥(1,412)	¥147,145	-%	$1,565

The segment disclosure for the three months ended March 31, 2012 has been restated to reflect the change in the business segment classification discussed in Note 6.  Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

The MP&C segment includes the fair value remeasurement gain on Sony’s previously held 50% equity interest in Sony Ericsson upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.  All Other includes the gain on sale and remeasurement related to the shares in M3.  Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.  In addition, Corporate and elimination includes gains on the sale of Sony’s U.S. headquarters building and land at 550 Madison Avenue in New York City and the “Sony City Osaki” office building and land in Tokyo.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the three months ended March 31, 2012 and 2013 were 50,648 million yen and 38,062 million yen, respectively.  The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.  For further details of new segments and categories, see page F-9.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Imaging Products & Solutions
Digital Imaging Products	¥489,526	¥449,724	-8.1%	$4,784
Professional Solutions	256,871	259,899	+1.2	2,765
Other	10,228	17,151	+67.7	183
Total	756,625	726,774	-3.9	7,732

Game	679,899	527,110	-22.5	5,608

Mobile Products & Communications
Mobile Communications	77,732	733,622	+843.8	7,804
Personal and Mobile Products	538,816	480,132	-10.9	5,108
Other	5,867	6,259	+6.7	67
Total	622,415	1,220,013	+96.0	12,979

Home Entertainment & Sound
Televisions	840,359	581,475	-30.8	6,186
Audio and Video	433,800	405,024	-6.6	4,309
Other	8,569	7,323	-14.5	78
Total	1,282,728	993,822	-22.5	10,573

Devices
Semiconductors	377,177	301,915	-20.0	3,211
Components	295,822	271,654	-8.2	2,890
Other	4,209	10,399	+147.1	111
Total	677,208	583,968	-13.8	6,212

Pictures	656,097	732,127	+11.6	7,789
Music	430,751	431,719	+0.2	4,593
Financial Services	868,971	1,004,623	+15.6	10,687
All Other	465,745	532,558	+14.3	5,666
Corporate	52,773	48,137	-8.8	510
Consolidated total	¥6,493,212	¥6,800,851	+4.7%	$72,349

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-6: IP&S, MP&C, HE&S and Devices.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category.  Additionally, Sony has realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2013.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Japan	¥2,104,669	¥2,203,228	+4.7%	$23,438
United States	1,211,849	1,064,765	-12.1	11,327
Europe	1,268,258	1,362,488	+7.4	14,494
China	495,101	464,784	-6.1	4,945
Asia-Pacific	636,489	806,205	+26.7	8,577
Other Areas	776,846	899,381	+15.8	9,568
Total	¥6,493,212	¥6,800,851	+4.7%	$72,349

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Imaging Products & Solutions
Digital Imaging Products	¥102,605	¥89,103	-13.2%	$948
Professional Solutions	66,212	78,486	+18.5	835
Other	2,941	4,916	+67.2	52
Total	171,758	172,505	+0.4	1,835

Game	148,309	118,782	-19.9	1,264

Mobile Products & Communications
Mobile Communications	77,732	218,925	+181.6	2,329
Personal and Mobile Products	115,030	116,402	+1.2	1,238
Other	1,544	2,265	+46.7	24
Total	194,306	337,592	+73.7	3,591

Home Entertainment & Sound
Televisions	146,391	95,102	-35.0	1,012
Audio and Video	83,364	84,488	+1.3	899
Other	3,006	2,938	-2.3	31
Total	232,761	182,528	-21.6	1,942

Devices
Semiconductors	93,107	66,698	-28.4	710
Components	67,074	58,601	-12.6	623
Other	1,636	2,304	+40.8	24
Total	161,817	127,603	-21.1	1,357

Pictures	182,044	207,189	+13.8	2,204
Music	103,354	114,807	+11.1	1,221
Financial Services	265,335	314,683	+18.6	3,348
All Other	126,116	144,949	+14.9	1,542
Corporate	14,626	12,391	-15.3	132
Consolidated total	¥1,600,426	¥1,733,029	+8.3%	$18,436

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-7: IP&S, MP&C, HE&S and Devices.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category.  Additionally, Sony has realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2013.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Japan	¥578,670	¥607,228	+4.9%	$6,460
United States	291,110	254,718	-12.5	2,710
Europe	306,539	349,230	+13.9	3,715
China	108,534	103,158	-5.0	1,097
Asia-Pacific	146,130	202,543	+38.6	2,155
Other Areas	169,443	216,152	+27.6	2,299
Total	¥1,600,426	¥1,733,029	+8.3%	$18,436

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	March 31
	2012	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥175,151	¥201,550	$2,144
Marketable securities	677,543	694,130	7,384
Other	149,581	156,310	1,663
	1,002,275	1,051,990	11,191

Investments and advances	6,174,810	6,985,918	74,318
Property, plant and equipment	12,569	14,886	158
Other assets:
Deferred insurance acquisition costs	441,236	460,758	4,902
Other	48,472	51,788	552
	489,708	512,546	5,454
Total assets	¥7,679,362	¥8,565,340	$91,121

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥18,781	¥10,322	$110
Deposits from customers in the banking business	1,761,137	1,857,448	19,760
Other	183,172	172,979	1,840
	1,963,090	2,040,749	21,710

Long-term debt	17,145	27,008	287
Future insurance policy benefits and other	3,208,843	3,540,031	37,660
Policyholders’ account in the life insurance business	1,449,644	1,693,116	18,012
Other	213,234	282,482	3,006
Total liabilities	6,851,956	7,583,386	80,675

Equity:
Stockholders’ equity of Financial Services	825,499	980,051	10,426
Noncontrolling interests	1,907	1,903	20
Total equity	827,406	981,954	10,446
Total liabilities and equity	¥7,679,362	¥8,565,340	$91,121

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	March 31
	2012	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥719,425	¥624,811	$6,647
Marketable securities	3,370	3,467	37
Notes and accounts receivable, trade	768,697	773,784	8,232
Other	1,274,826	1,197,108	12,735
	2,766,318	2,599,170	27,651

Film costs	270,048	270,089	2,873
Investments and advances	176,270	362,188	3,853
Investments in Financial Services, at cost	115,773	111,476	1,186
Property, plant and equipment	918,429	846,664	9,007
Other assets	1,535,075	1,602,061	17,043
Total assets	¥5,781,913	¥5,791,648	$61,613

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥399,882	¥233,859	$2,488
Notes and accounts payable, trade	758,680	572,102	6,086
Other	1,421,947	1,473,007	15,670
	2,580,509	2,278,968	24,244

Long-term debt	748,689	915,032	9,734
Accrued pension and severance costs	294,035	290,274	3,088
Other	361,161	493,677	5,252
Total liabilities	3,984,394	3,977,951	42,318

Redeemable noncontrolling interest	20,014	2,997	32

Equity:
Stockholders’ equity of Sony without Financial Services	1,651,856	1,722,296	18,322
Noncontrolling interests	125,649	88,404	941
Total equity	1,777,505	1,810,700	19,263
Total liabilities and equity	¥5,781,913	¥5,791,648	$61,613

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	March 31
	2012	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥894,576	¥826,361	$8,791
Marketable securities	680,913	697,597	7,421
Notes and accounts receivable, trade	769,915	776,492	8,261
Other	1,409,558	1,346,083	14,320
	3,754,962	3,646,533	38,793

Film costs	270,048	270,089	2,873
Investments and advances	6,319,476	7,317,125	77,842
Property, plant and equipment	930,998	861,550	9,165
Other assets:
Deferred insurance acquisition costs	441,236	460,758	4,902
Other	1,578,947	1,650,237	17,556
	2,020,183	2,110,995	22,458
Total assets	¥13,295,667	¥14,206,292	$151,131

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥410,361	¥244,182	$2,598
Notes and accounts payable, trade	758,680	572,102	6,086
Deposits from customers in the banking business	1,761,137	1,857,448	19,760
Other	1,599,803	1,641,357	17,461
	4,529,981	4,315,089	45,905

Long-term debt	762,226	938,428	9,983
Accrued pension and severance costs	309,375	311,469	3,314
Future insurance policy benefits and other	3,208,843	3,540,031	37,660
Policyholders’ account in the life insurance business	1,449,644	1,693,116	18,012
Other	525,477	723,984	7,702
Total liabilities	10,785,546	11,522,117	122,576

Redeemable noncontrolling interest	20,014	2,997	32

Equity:
Sony Corporation’s stockholders’ equity	2,028,891	2,197,766	23,380
Noncontrolling interests	461,216	483,412	5,143
Total equity	2,490,107	2,681,178	28,523
Total liabilities and equity	¥13,295,667	¥14,206,292	$151,131

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2012	2013	Change	2013

Financial services revenue	¥871,895	¥1,007,736	+15.6%	$10,721
Financial services expenses	739,222	859,626	+16.3	9,145
Equity in net loss of affiliated companies	(1,252)	(2,303)	-	(25)
Operating income	131,421	145,807	+10.9	1,551
Other income (expenses), net	1,069	100	-90.6	1
Income before income taxes	132,490	145,907	+10.1	1,552
Income taxes and other	18,380	44,436	+141.8	473
Net income of Financial Services	¥114,110	¥101,471	-11.1%	$1,079

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2012	2013	Change	2013

Net sales and operating revenue	¥5,627,893	¥5,799,582	+3.1%	$61,698
Costs and expenses	5,708,607	5,713,090	+0.1	60,778
Equity in net loss of affiliated companies	(120,445)	(4,645)	-	(49)
Operating income (loss)	(201,159)	81,847	-	871
Other income (expenses), net	(9,181)	23,147	-	246
Income (loss) before income taxes	(210,340)	104,994	-	1,117
Income taxes and other	309,486	117,013	-62.2	1,245
Net loss of Sony without Financial Services	¥(519,826)	¥(12,019)	-%	$(128)

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2012	2013	Change	2013

Financial services revenue	¥868,971	¥1,004,623	+15.6%	$10,687
Net sales and operating revenue	5,624,241	5,796,228	+3.1	61,662
	6,493,212	6,800,851	+4.7	72,349
Costs and expenses	6,438,790	6,563,803	+1.9	69,827
Equity in net loss of affiliated companies	(121,697)	(6,948)	-	(74)
Operating income (loss)	(67,275)	230,100	-	2,448
Other income (expenses), net	(15,911)	15,581	-	166
Income (loss) before income taxes	(83,186)	245,681	-	2,614
Income taxes and other	373,474	202,647	-45.7	2,156
Net income (loss) attributable to Sony Corporation’s stockholders	¥(456,660)	¥43,034	-%	$458

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Financial Services	2012	2013	Change	2013

Financial services revenue	¥266,062	¥315,465	+18.6%	$3,356
Financial services expenses	220,259	261,891	+18.9	2,786
Equity in net loss of affiliated companies	(146)	(797)	-	(9)
Operating income	45,657	52,777	+15.6	561
Other income (expenses), net	915	13	-98.6	1
Income before income taxes	46,572	52,790	+13.4	562
Income taxes and other	16,871	16,008	-5.1	171
Net income of Financial Services	¥29,701	¥36,782	+23.8%	$391

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sony without Financial Services	2012	2013	Change	2013

Net sales and operating revenue	¥1,335,898	¥1,419,215	+6.2%	$15,098
Costs and expenses	1,374,544	1,323,078	-3.7	14,076
Equity in net loss of affiliated companies	(9,041)	(2,386)	-	(25)
Operating income (loss)	(47,687)	93,751	-	997
Other income (expenses), net	630	40,647	-	433
Income (loss) before income taxes	(47,057)	134,398	-	1,430
Income taxes and other	225,366	61,950	-72.5	659
Net income (loss) of Sony without Financial Services	¥(272,423)	¥72,448	-%	$771

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Consolidated	2012	2013	Change	2013

Financial services revenue	¥265,335	¥314,683	+18.6%	$3,348
Net sales and operating revenue	1,335,091	1,418,346	+6.2	15,088
	1,600,426	1,733,029	+8.3	18,436
Costs and expenses	1,592,651	1,582,701	-0.6	16,837
Equity in net loss of affiliated companies	(9,187)	(3,183)	-	(34)
Operating income (loss)	(1,412)	147,145	-	1,565
Other income (expenses), net	926	40,043	-	426
Income (loss) before income taxes	(486)	187,188	-	1,991
Income taxes and other	254,727	93,280	-63.4	992
Net income (loss) attributable to Sony Corporation’s stockholders	¥(255,213)	¥93,908	-%	$999

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2012	2013	2013

Net cash provided by operating activities	¥350,863	¥448,631	$4,773
Net cash used in investing activities	(555,283)	(655,859)	(6,977)
Net cash provided by financing activities	212,562	233,627	2,485
Net increase in cash and cash equivalents	8,142	26,399	281
Cash and cash equivalents at beginning of the fiscal year	167,009	175,151	1,863
Cash and cash equivalents at end of the period	¥175,151	¥201,550	$2,144

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2012	2013	2013

Net cash provided by operating activities	¥176,120	¥38,478	$409
Net cash used in investing activities	(321,547)	(49,801)	(530)
Net cash provided by (used in) financing activities	31,274	(155,663)	(1,656)
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372	770
Net decrease in cash and cash equivalents	(127,978)	(94,614)	(1,007)
Cash and cash equivalents at beginning of the fiscal year	847,403	719,425	7,654
Cash and cash equivalents at end of the period	¥719,425	¥624,811	$6,647

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2012	2013	2013

Net cash provided by operating activities	¥519,539	¥481,512	$5,122
Net cash used in investing activities	(882,886)	(705,280)	(7,503)
Net cash provided by financing activities	257,336	83,181	885
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372	770
Net decrease in cash and cash equivalents	(119,836)	(68,215)	(726)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	9,517
Cash and cash equivalents at end of the period	¥894,576	¥826,361	$8,791

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥94 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2013.

2.	As of March 31, 2013, Sony had 1,312 consolidated subsidiaries (including variable interest entities) and 101 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2012	2013
— Basic	1,003,578	1,005,416
— Diluted	1,003,578	1,070,792

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2012	2013
— Basic	1,003,578	1,010,906
— Diluted	1,003,578	1,167,914

All potential shares were excluded as anti-dilutive for the fiscal year and three months ended March 31, 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the periods.　The dilutive effect in the weighted-average number of outstanding shares for the fiscal year and three months ended March 31, 2013, primarily resulted from convertible bonds which were issued in November 2012.

4.	Recently adopted accounting pronouncements:
Accounting for costs associated with acquiring or renewing insurance contracts -
In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts.  Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs.  Entities may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts.  Additionally, entities may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.  This guidance was effective for Sony as of April 1, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -
In September 2011, the FASB issued new accounting guidance to simplify how entities test goodwill for impairment.  The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test.  Under the new guidance, entities are no longer required to calculate the fair value of a reporting unit unless the entities determine, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  This guidance was effective for Sony as of April 1, 2012.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -
In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income.  The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively.  This guidance was effective for Sony as of April 1, 2012.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Impairment of unamortized film costs -
In October 2012, the FASB issued new accounting guidance for the impairment of unamortized film costs.  The new guidance has the effect of incorporating into the impairment analysis of unamortized film costs only information that was known or knowable as of the balance sheet date, consistent with how information is incorporated into other fair value measurements.  This guidance was effective for Sony for impairment assessments performed on or after December 15, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.	Change in depreciation method:
Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  Concurrently, estimated useful lives for certain assets were also changed.  Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated.  The net effect of the changes caused a decrease in depreciation expense of 8,985 million yen for the fiscal year ended March 31, 2013, which is primarily included in cost of sales in the consolidated statements of income.  Net income attributable to Sony Corporation’s stockholders, basic net income per share attributable to Sony Corporation’s stockholders and diluted net income per share attributable to Sony Corporation’s stockholders increased by 8,034 million yen, 7.99 yen and 7.50 yen, respectively, for the fiscal year ended March 31, 2013.

6.	Change in business segments:
Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely the Imaging Products & Solutions (“IP&S”) segment, the Game segment, the Mobile Products & Communications (“MP&C”) segment, the Home Entertainment & Sound (“HE&S”) segment, and the Devices segment as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details of new segments and categories, see pages F-8 and F-9.  In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment for the fiscal year ended March 31, 2012 have been restated to conform to the current fiscal year’s presentation.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2012	2013	2013
Capital expenditures (additions to property, plant and equipment)*1	¥295,139	¥188,627	$2,007
Depreciation and amortization expenses*2	319,594	330,554	3,517
(Depreciation expenses for property, plant and equipment)	(209,234)	(199,248)	(2,120)
Research and development expenses	433,477	473,610	5,038

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2012	2013	2013
Capital expenditures (additions to property, plant and equipment)	¥64,744	¥55,523	$591
Depreciation and amortization expenses*2	75,311	88,333	940
(Depreciation expenses for property, plant and equipment)	(55,799)	(53,096)	(565)
Research and development expenses	128,623	124,023	1,319

*1 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.

*2 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.